NEWS

FOR IMMEDIATE RELEASE

TSX STOCK SYMBOLS:   RUS, RUS.PR.C

RUSSEL METALS THIRD QUARTER RESULTS STRENGTHEN TO $0.14 PRIOR TO ADJUSTMENTS FOR LEROUX ACQUISITION

TORONTO, CANADA -- October 23, 2003 -- Russel Metals Inc. today announced unaudited adjusted net earnings from continuing operations of $6.6 million or $0.14 per common share for the third quarter ended September 30, 2003.  The Company recorded pre-tax restructuring costs of $3.6 million for the rationalization of the duplicate facilities in Russel Metals created by the acquisition of Acier Leroux in the third quarter of 2003.  This reduced earnings per common share by $0.05, after tax.  There was a further $0.02 per common share charge for the U.S. operations of Acier Leroux, which Russel Metals has accounted for as discontinued operations.  Net earnings after the restructuring costs and discontinued operations were $3.7 million or $0.07 per common share.  In the third quarter of 2002, the Company reported adjusted net earnings of $10.4 million or $0.26 per common share.

The third quarter of 2003 results from continuing operations include the Canadian Acier Leroux operations for nine-weeks ended September 6, 2003. The Canadian operations of Acier Leroux have generated a profit net of interest expense related to the Acier Leroux acquisition in this period.  The Acier Leroux earnings from operations, before interest and taxes, included in the service center segments for the third quarter 2003 were $3.4 million, which generated net earnings of approximately $1.0 million, after related interest and taxes, and equates to $0.02 per common share on total shares outstanding.  The Acier Leroux net earnings have been accretive in every month since the acquisition in absolute dollars and the earnings per common share have not been diluted when factoring in the 3.5 million shares issued to acquire Acier Leroux.

The costs associated with the rationalization of the Acier Leroux operations have been absorbed by the discount from book value originally paid by Russel Metals.  These expenses are not reflected in the income statement.  The Acier Leroux adjustments to fair value and rationalization costs exceeded the purchase discount, and preliminary goodwill of $3.9 million has been recognized on the balance sheet.

The costs related to the rationalization of Russel Metals' owned operations created by the geographic overlap with Acier Leroux have been identified separately on the income statement as a charge to income and actions taken in the third quarter of 2003 are reflected as an expense in this period.  Canadian generally accepted accounting principles requires the expensing of these charges and does not allow for accrual for anticipated costs of restructuring and thus the Company anticipates smaller charges to earnings in each of the next two quarters related to the restructuring of Russel Metals' operations caused by the Acier Leroux transaction.  The charges in the third quarter of 2003 were $3.6 million mainly related to the announced closure of Russel Metals' Lachine, Quebec operation.  This equates to $2.3 million or $0.05 per common share after the tax recovery.

Russel Metals' total acquisition costs for Acier Leroux were slightly higher than indicated in the offering documents caused by the Russel Metals share price trading above the original strike price of $5.10.  The share price for Russel Metals' common shares when the transaction closed was $5.63.  The total investment in Acier Leroux was approximately $197.8 million including transaction costs and the 3,546,874 common shares issued.  At the end of the third quarter, the net short-term borrowings used to fund the acquisition have been dramatically reduced to $120.7 million.  The short-term borrowings are expected to be further reduced over the next two quarters and the Company expects to achieve a debt to equity ratio of approximately one to one in 2004.

The construction of the B&T Steel facility in Stoney Creek, Ontario is currently on schedule for completion and should be fully operational in early 2004.  The Company has included $11.9 million in fixed asset purchases year to date related to this facility and expects to spend less than the $29 million that had been projected.

The adjusted net earnings per common share were $0.30 for the nine months ended September 30, 2003 compared to $0.55 per common share for 2002.  The net earnings from the continuing operations for the nine months ended September 30, 2003 were $11.5 million or $0.25 per common share compared to $22.6 million or $0.55 per common share in 2002.  The third quarter improved compared with the first and second quarter of 2003 but is weaker than the third quarter of 2002 due to continued flat demand and declining steel prices.  We believe that steel prices bottomed out during the third quarter of 2003.

Total revenues increased by 5% in the third quarter to $392.5 million.  On a "same store" basis (excluding the Acier Leroux locations), revenue declined in the period by 12% due primarily to lower import/export revenues in the third quarter of 2003 caused by lower steel imports into North America due to high import tariffs and the demand for steel in the Far East, and by the reduction in the selling price per ton of material sold from our service center segment for the comparable period in 2002.

Bud Siegel, President and CEO commented, "We are pleased that the Acier Leroux Canadian operations were accretive from the first month, and we believe that the decision we made to close the Acier Leroux - U.S. locations and to rationalize certain operations in Ontario, Quebec and the Maritimes will enhance our service center returns.  The Acier Leroux employees are a welcome addition to the Russel Metals family of companies."

The Board of Directors declared an increased quarterly common share dividend in the amount of $0.08 payable December 15, 2003.  The Company's amount available to make restricted payments under our U.S. Note Indenture, which include common share dividends, increased to $27.5 million or $0.66 per share.

The Company will be holding an Investor Conference Call on Friday, October 24, 2003 at 9:00 a.m. EST to review its third quarter results for 2003.  The dial-in telephone number for the call is 1-888-433-1657.

For those unable to participate in the conference call, it will be recorded and available for listening at 1-800-558-5253 until midnight, October 31.  You will be required to enter reservation number 21014582 in order to access the call.

Russel Metals is one of the largest metals distribution companies in North America.  It carries on business in three metals distribution segments: service center, energy sector and import/export, under various names including Russel Metals, A.J. Forsyth, Acier Dollard, Acier Leroux, Acier Loubier, Acier Richler, Armabec, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Drummond McCall, Ennisteel, Fedmet Tubulars, Leroux Steel, McCabe Steel, Mégantic Métal, Métaux Russel, Milspec Industries, Poutrelles Delta, Pioneer Pipe, Russel Leroux, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Vantage Laser, Wirth Steel and York Steel.

For further information, contact:
Brian R. Hedges, C.A.
Executive Vice President
and Chief Financial Officer
Russel Metals Inc.
(905) 819-7401
Web site : www.russelmetals.com
e-mail: info@russelmetals.com

RUSSEL METALS INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	September 30,	Dec. 31,
($000)	2003	2002

ASSETS
Current
Cash	$ 23,075	$ 25,068
Accounts receivable	282,888	201,675
Inventories	310,706	329,415
Prepaid expenses and other assets	6,422	6,077
Income taxes recoverable	13,177	1,306
Discontinued operations (Note 4)	5,270	-

	641,538	563,541

Property, Plant and Equipment	178,260	110,512
Assets Held For Sale (Note 4)	6,415	-
Deferred Financing Charges	3,871	4,962
Goodwill (Note 4)	6,193	2,709
Future Income Tax Assets	10,013	10,698
Other Assets	2,434	3,172

	$ 848,724	$ 695,594

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness	$ 143,806	$ 21,141
Accounts payable and accrued liabilities	205,110	188,585
Current income taxes payable	1,897	2,487
Discontinued operations (Note 4)	7,428	-

	358,241	212,213
Long-Term Debt	186,106	212,602
Pensions and Benefits	12,980	9,590
Future Income Tax Liabilities	17,637	8,749

	574,964	443,154

Shareholders' Equity
Preferred shares	30,000	30,000
Shareholders' equity (Note 7)	243,760	222,440

	273,760	252,440

	$ 848,724	$ 695,594

RUSSEL METALS INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(UNAUDITED)

	Quarters ended		Nine months ended
	September 30,		September 30,
($000, except per share data and number of shares)	2003	2002	2003	2002

Segment Revenues
Service center distribution	$ 249,794	$ 190,613	$ 636,352	$ 563,223
Energy sector distribution	76,699	75,758	231,640	217,301
Steel import/export	61,917	103,242	222,184	260,364
Other	4,080	4,466	9,091	10,577

	$ 392,490	$ 374,079	$ 1,099,267	$1,051,465

Segment Operating Profits
Service center distribution	$ 10,868	$ 9,063	$ 24,388	$ 24,481
Energy sector distribution	3,506	3,300	9,159	10,114
Steel import/export	3,059	9,982	9,192	20,326
Other	1,696	2,119	2,086	3,839
Corporate expenses	(1,884)	(2,616)	(6,370)	(6,868)

Earnings before the following	17,245	21,848	38,455	51,892
Restructuring (Note 8)	(3,597)	-	(3,597)	-
Foreign exchange gain (loss)	-	(671)	348	68
Interest expense (Note 5)	(6,463)	(5,069)	(16,438)	(15,139)

Earnings before income taxes	7,185	16,108	18,768	36,821
Provision for income taxes	(2,871)	(6,128)	(7,292)	(14,225)

Net earnings from continuing operations	4,314	9,980	11,476	22,596
Loss from discontinued operations (Note 4)	(652)	-	(652)	-

Net earnings	3,662	9,980	10,824	22,596

Retained earnings --

Dividends on preferred shares	(563)	(563)	(1,688)	(1,688)

Earnings available to common
shareholders	3,099	9,417	9,136	20,908
Dividends on common shares	(2,921)	(2,282)	(8,258)	(4,182)
Retained earnings, beginning of the period	106,558	94,929	105,858	100,461
Adjustment for goodwill impairment	-	-	-	(15,123)

Retained earnings, end of the period	$ 106,736	$ 102,064	$ 106,736	$ 102,064

Basic earnings per common share

     continuing operations

	$ 0.09	$ 0.25	$ 0.25	$ 0.55
Basic earnings per common share	$ 0.07	$ 0.25	$ 0.23	$ 0.55
Diluted earnings per common share

     continuing operations

	$ 0.09	$ 0.24	$ 0.24	$ 0.53
Diluted earnings per common share	$ 0.07	$ 0.24	$ 0.23	$ 0.53

RUSSEL METALS INC.
CONSOLIDATED CASH FLOW STATEMENTS
(UNAUDITED)

	Quarters ended		Nine months ended
	September 30,		September 30,
($000)	2003	2002	2003	2002

Operating activities
Net earnings from continuing operations	$ 4,314	$ 9,980	$ 11,476	$ 22,596
Depreciation and amortization	4,292	3,751	11,493	11,415
Restructuring	3,438	-	3,438	-
Future income taxes	283	3,905	720	8,823
Loss (gain) on sale of fixed assets	6	(11)	14	23
Foreign exchange loss (gain)	-	671	-	(68)

Cash from operating activities before
working capital	12,333	18,296	27,141	42,789

Changes in non-cash working capital items
Accounts receivable	8,291	(14,851)	(16,156)	(34,190)
Inventories	38,200	(29,712)	87,035	(13,766)
Accounts payable and accrued liabilities	(10,915)	14,917	(22,743)	33,608
Current income taxes	1,207	(1,965)	(319)	1,137
Other	330	637	1,227	402

Change in non-cash working capital	37,113	(30,974)	49,044	(12,809)

Cash from (used in) operating activities	49,446	(12,678)	76,185	29,980

Financing activities
Increase in bank borrowing	143,806	6,125	122,665	6,125
Issue of common shares	174	26	605	241
Dividends on common shares	(2,921)	(2,282)	(8,258)	(4,182)
Dividends on preferred shares	(563)	(563)	(1,688)	(1,688)

Cash from financing activities	140,496	3,306	113,324	496

Investing activities
Purchase of businesses (Note 4)	(171,016)	(17,019)	(171,016)	(21,406)
Purchase of fixed assets	(9,580)	(3,512)	(20,032)	(8,911)
Proceeds on sale of fixed assets	816	36	961	2,269
Other	(4,307)	3,239	(763)	909

Cash used in investing activities	(184,087)	(17,256)	(190,850)	(27,139)

Discontinued operations
Operating activities (Note 4)	(652)	-	(652)	-

Cash used in discontinued operations	(652)	-	(652)	-

Increase (decrease) in cash	5,203	(26,628)	(1,993)	3,337
Cash position, beginning of the period	17,872	47,116	25,068	17,151

Cash position, end of the period	$ 23,075	$ 20,488	$ 23,075	$ 20,488